

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Kevin Cox
Chief Executive Officer
Energys Group Ltd
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

Re: Energys Group Ltd
Amended Draft Registration Statement on Form F-1
Submitted September 14, 2023
CIK 0001971828

Dear Kevin Cox:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 14, 2023

Risk Factors
Risks Related to Our Business Operations, page 11

1. We note the revisions made in response to comment 4. Please revise to add the negative cash flow from operations for the periods disclosed.

<u>Risks Related to Doing Business in Hong Kong and to Having Our Products Manufactured in China</u>

<u>Limitations on our legal protections relative to our Hong Kong Subsidiaries and our products. , page 29</u>

2.   Please remove the mitigating language regarding your belief that a relocation would not have a material adverse effect on your operations. Such information is inconsistent with other disclosure in this risk factor.

<u>Enforceability of Civil Liabilities, page 30</u>

3.   We partially reissue comment 6. Please add a discussion here and in your risk factors regarding the risks associated with the enforcement of laws with respect to your products manufacturing and intellectual property in China, including the ability to effect service of process. Please clearly disclose throughout the prospectus that the legal and operational risks associated with operating in China also apply to operations in Hong Kong, and remove disclosure that is inconsistent with this statement, such as in the risk factor on page 29 regarding the limitations on legal protections in Hong Kong.

<u>Use of Proceeds, page 32</u>

4.   We note your response to comment 7. Please provide the bank prevailing rates for the loans anticipated to be repaid as of a recent date.

<u>History and Corporate Structure, page 51</u>

5.   We note your disclosure in response to comment 2. Please state the reason for the transfers of the Moonglade shares from Sky Shadow to Messrs. Cox and Adams.

<u>Exhibits</u>

6.   We note a number of exhibits were filed in response to comment 13. Please provide clear disclosure regarding each of these material contracts. We note, as examples only, that the Arbuthnot credit facility discussed on pages 21 and 44 and the 8% Promissory Notes discussed on page 43, have not been filed. Please file these financing agreements or tell us why they are not material contracts.

7.   Please ensure that your filing includes all required exhibits and that such exhibits are filed in a text searchable format, and to the extent applicable, with conformed signatures. Refer to Part II, Item 8 of Form F-1, Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 66) (June 2023), and Item 301 of Regulation S-T.

Kevin Cox
Energys Group Ltd
September 25, 2023
Page 3

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Celia Velletri